UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CORPORATE EVENTS CALENDAR

Company Name	CPFL ENERGIA S.A.
Headquarters address	Rua Gomes de Carvalho, n° 1510 – 14° andar – Conj. 1402 São Paulo – SP
Website	www.cpfl.com.br/ir
Investor Relations Officer	Name: José Antonio de Almeida Filippo
E-mail: jfilippo@cpfl.com.br
Telephone(s): 55 + (19) 3756-8704
Fax: 55 + (19) 3756-8777
Responsible for the Investor Relations Area	Name: Gustavo Estrella
E-mail: gustavoestrella@cpfl.com.br
Telephone(s): 55 + (19) 3756-8458
Fax: 55 + (19) 3756-6089
Newspapers in which corporate facts are published	Diário Oficial do Estado de São Paulo – DOESP Valor Econômico
Pursuant to the Arbitration Clause in the Company’s By-laws, the Company is bound to submit all matters of arbitration to the Market Arbitration Chamber.

Annual Financial Statements and Consolidated Financial Statements, if applicable, for the fiscal year ended December 31, 2008
EVENT	DATE
Delivery to BOVESPA/CVM	02/19/2009
Publication	03/03/2009

Standardized Financial Statements for the fiscal year ended December 31, 2008
EVENT	DATE
Delivery to the BOVESPA/CVM	02/19/2009

Annual Financial Statements and Consolidated Financial Statements, if applicable, in accordance with international accounting standards, for the fiscal year ended December 31, 2008
EVENT	DATE
Delivery to the BOVESPA/CVM	04/30/2009

Shareholder payments related to the results of the fiscal year ended December 31, 2008(*)
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment date
			ON
Dividends	BDM – 08/11/2008	602 million	1.253516809	09/30/2008
Dividends	BDM - 02/18/2009	606 million	1.262952547	04/30/2009
(*) Dividends for the fiscal year of 2008, approved in BDMs of 08/11/2008 and 02/18/2009, were ratified by the Ordinary General Shareholders' Meeting held on 04/23/2009.

Annual Information for the fiscal year ended December 31, 2008
EVENT	DATE
Delivery to the BOVESPA/CVM	05/25/2009

Quarterly Information
EVENT	DATE
Delivery to the BOVESPA/CVM
For the 1st quarter	05/13/2009
For the 2nd quarter	08/10/2009
For the 3rd quarter	11/09/2009

Quarterly information in English according to international standards
EVENT	DATE
Delivery to the BOVESPA/CVM
For the 1st quarter	05/13/2009
For the 2nd quarter	08/10/2009
For the 3rd quarter	11/09/2009

Ordinary and Extraordinary General Shareholders’ Meetings
EVENT	DATE
Delivery of the Call Notice to the BOVESPA, accompanied by the management proposal, if applicable	03/11/2009
Publication of the Call Notice	03/11/2009
Ordinary and Extraordinary General Shareholders’ Meetings	04/23/2009
Delivery of the main resolutions from the Ordinary and Extraordinary General Shareholders’ Meetings to the BOVESPA/CVM	04/23/2009
Delivery of the minutes of the Ordinary and Extraordinary General Shareholders’ Meetings to the BOVESPA/CVM	04/23/2009

Public Meeting with Analysts
EVENT	DATE

Public Meeting with Analysts, open to other interested parties:

- Investor’s Meeting APIMEC SP
           Local: Hotel Ranaissance
           Address: Alameda Santos, 2.233 – Jardins – São Paulo/SP
           Room: América do Norte – Brazilian Time: 04:00 p.m.

- Investor’s Meeting APIMEC Rio
           Local: Hotel Sofitel
           Address: Avenida Atlântica, 4.240 - Copacabana – Rio de Janeiro/RJ
           Room: Rio de Janeiro II – Brazilian Time: 05:30 p.m.

- Investor’s Meeting APIMEC Sul
           Local: Majestic Palace Hotel
           Address: Avenida Beira Mar Norte, 2.746 – Centro – Florianópolis/SC
           Rooms: Ritz I and II – Brazilian Time: 06:00 p.m.

- Investor’s Meeting APIMEC Sul
           Local: Hotel Plaza São Rafael
           Address: Avenida Alberto Bins, 514 – Porto Alegre/RS
           Room: Salão Nobre – Brazilian Time: 05:45 p.m.

- Investor’s Meeting APIMEC DF
           Local: Hotel Gran Bittar
           Address: SHS Qd 05 Bloco A – Brasília/DF
           Rooms: Monumental I and II – Brazilian Time: 06:30 p.m.

- Investor’s Meeting APIMEC NE
           Local: Seara Praia Hotel
           Address: Avenida Beira Mar, 3.080 – Meireles – Fortaleza/CE
           Room: Salão Edhessa II – Brazilian Time: 06:30 p.m.

- Investor’s Meeting APIMEC NE
           Local: Hotel Fiesta
           Address: Avenida Antonio Carlos Magalhães, 711 – Salvador/BA
           Room: Íris CD – Brazilian Time: 06:30 p.m.

- Investor's Meeting APIMEC Rio
            Local: Headquarters of Apimec Rio
           Address: Av. Rio Branco, 103 – 21º andar – Centro – Rio de Janeiro/RJ
           Room: Auditório – Brazilian Time: 06:00 p.m.

- Investor’s Meeting APIMEC MG
           Local: Hotel Mercure BH Lourdes
           Address: Avenida do Contorno, 7.315 – Lourdes – Belo Horizonte/MG
           Rooms: Kepler and Galileu – Brazilian Time: 06:30 p.m.

- Investor’s Meeting APIMEC SP
           Local: To be defined
           Address: To be defined – São Paulo/SP
           Room: To be defined – Brazilian Time: To be defined

03/05/2009 03/19/2009 04/01/2009 04/02/2009 04/07/2009 0812/2009 08/13/2009 08/19/2009 09/02/2009 09/29/2009

Conference Calls
EVENT	DATE
National and International Conference Calls - Analysis of 2008 results - Analysis of 1Q09 results - Analysis of 2Q09 results - Analysis of 3Q09 results	03/05/2009 05/14/2009 08/11/2009 11/10/2009

Scheduled Board of Directors Meetings
EVENT	DATE
2008 Results	02/18/2009
Delivery of the minutes to the BOVESPA/CVM	02/18/2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 05, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.